UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2017

Dana Ng
Raytheon Company
dana_ng@raytheon.com

Re: Raytheon Company
Incoming letter dated February 1, 2017

Dear Mr. Ng:

This is in response to your letter dated February 1, 2017 concerning the shareholder proposal submitted to Raytheon by John Chevedden. We also have received letters from the proponent dated February 14, 2017, February 15, 2017, February 17, 2017, February 19, 2017 and February 20, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
***FISMA & OMB Memorandum M-07-16 ***

February 21, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Raytheon Company
Incoming letter dated February 1, 2017

The proposal requests that the board take the steps necessary to amend the company's proxy access bylaw in the manner specified in the proposal.

There appears to be some basis for your view that Raytheon may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Raytheon's policies, practices and procedures compare favorably with the guidelines of the proposal and that Raytheon has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Raytheon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

JOHN CHEVEDDEN

***FISMA & OMB Memorandum M-07-16 ***

February 20, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 7 Rule 14a-8 Proposal
Raytheon Company (RTN)
Shareholder Proxy Access Reform – Increase Participants to 50
John Chevedden

Ladies and Gentlemen:

This is in regard to the February 1, 2017 no-enforcement request.

The following text is from the January 15, 2017 proponent letter in *NextEra Energy, Inc.* (February 10, 2017):
"The attached spreadsheet of NEE shareholders holding 0.01% of shares or more was compiled by FactSet Research Systems. I have highlighted in yellow public pension funds and members of CII. Thirty-one held 2.98% of NEE's outstanding shares. Limiting shareholders to twenty yields only a total of 2.81%. Obviously, for 31 shareholders holding 2.98% of NEE's shares it will be materially easier to find 9 more shareholders and to assemble a group of 40 holding 3% than it would be for a group of 20 holding 2.81% to reach 3% without adding any additional members."

It is believed that an analysis of Raytheon shareholders would give similar results and show the importance of increasing the number of participants from 20 to 40 or 50.

The proponent's position is summed up in the attached January 22, 2017 rebuttal letter.

It is believed that the above analysis was not fully considered in *NextEra Energy*. It is believed the Staff focused on the fact that NextEra had taken action in regard to proxy access a month before the rule 14a-8 proposal was submitted.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: James G Marchetti <James_G_Marchetti@raytheon.com>

VIA EMAIL: shareholderproposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

January 22, 2017

Re: NextEra Energy, Inc. (NEE)
Shareholder Proposal submitted by Myra K. Young
SEC Rule 14a-8

To Whom It May Concern:

This is in response to the January 20, 2017 letter, submitted to the Securities and Exchange Commission (SEC) by NextEra Energy, Inc. ("NEE" or the "Company"), which seeks assurance that Staff of the Division of Corporation Finance (the "Staff") will not recommend an enforcement action if the Company excludes my wife's shareholder proposal (the "Proposal") from its proxy statement for the 2017 annual meeting. That letter updated the Company's initial request dated December 19, 2016.

Because the Company has failed to demonstrate substantial implementation of the 2016 proposal, the Proposal may not be excluded under Rule 14a-8(i)(10).

NEE's Most Recent Objections

Public Fund Exclusivity

While is appears the Company has dropped its prior objections based on prior no-action letters, NEE continues to mischaracterize the proposal as ensuring that "public pension funds may form a nominating group without having to gain the support of any other stockholder."

That is nonsense. As we have stated repeatedly, the "most likely funds to use proxy access are pension funds. We have never said or written that proxy access will be exclusively used by public pension funds." As we noted in our last letter, "other institutional investors, especially SRI funds, and individual investors are likely to join in, especially if group nominating limitations are increased or eliminated."

Large mainstream indexed mutual funds have never filed a shareholder proposal and are unlikely to invoke proxy access. They mostly compete in the market based on low costs. Anything they spend on a proxy access campaign would give passive competitors an advantage, since any benefit derived from such a campaign would accrue to all shareholders but expenses would only be incurred by activists. Additionally, such funds have a potential conflict of interest, since they compete with each other for contracted retirement services. Many corporate managers would prefer not to hire activist funds that are more likely to vote against their individual interests.

NEE's proxy access bylaws provide the illusion of proxy access, just like foods labeled with unregulated terms like "natural" provide the illusion of being healthy. The amendment would make proxy access a real possibility, not just an illusion.

Implementation Would Not Enhance Usability

Again, the Company boldly asserts, the impact of the proposal would be "marginal at best, and establishes that the Company's existing aggregation limit compares favorably with the proposal by the Proponent." Although the Proponent has shown how 31 public pension funds might have an ownership position totaling 2.98% of the Company's outstanding common stock, "an aggregation limit of 40 or 50 would not enable public pension funds to meet the 3%/3 year minimum ownership requirement."

However, as indicated above, we do not seek limit participants to public pension funds. We simply assert public funds appear most likely to form the core of investors invoking proxy access. Looking at other shareholders of NEE, Amalgamated Bank, founded and principle owned by labor unions, has a FactSet activist score of 4, having been involved in 13 activist campaign. They own 0.01% of NEE and seem likely to join in proxy access.

Reaching below 0.01% holders, it should be feasible to get to 3% with additional activists primarily involved in the SRI segment of the market, such as Neuberger Berman, Baldwin Brothers, Northstar Investment Management, Clean Yield Asset Management. So, that is one possible path to implementation with 35 shareholders. Of course, a threshold of 50 shareholders would be easier to meet and would facilitate participation by even smaller long-term shareholders who may have smaller holdings but may be willing to put in the work of assembling and representing a group.

What the Company terms "marginal" can obviously be the difference between bylaws that can be implemented and those that cannot. The margins of space shuttle missions are also very small.

In advancing their fallacious arguments, the Company has not met the burden of proof required by Rule 14a-8(g).

Based on the facts, as stated above, NEE has not met the burden of demonstrating objectively that the Company has substantially implemented the Proposal. The SEC must therefore conclude it is unable concur that NEE may exclude the Proposal under Rule 14a-8(i)(10).

Sincerely,

James McRitchie
Shareholder Advocate

Myra K. Young
NEE Shareholder

Attachment

cc: Scott Seeley, Corporate Secretary <Scott.Seeley@nexteraenergy.com>
John Chevedden

JOHN CHEVEDDEN

***FISMA & OMB Memorandum M-07-16 ***

February 19, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 6 Rule 14a-8 Proposal
Raytheon Company (RTN)
Shareholder Proxy Access Reform – Increase Participants to 50
John Chevedden

Ladies and Gentlemen:

This is in regard to the February 1, 2017 no-enforcement request.

The second paragraph of the proposal states:
"Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process."

In addition to large investors being passive, these investors do not have a diversity of issues that they are willing to support compared to the number of issues that obtain majority votes at least once as rule 14a-8 proposals.

A company that had been on the skids for a period of time may not be attractive to a large investor for initiating proxy access given that the shrunken value of the company would represent a very small part of its total invested capital.

Large shareholders are also laggards in lending support to rule 14a-8 topics that show impressive growth in support over time. Thus proxy access for only 20 shareholders severely restricts the possibility that proxy access will be triggered by the failings of companies on specific issues that are just emerging as important.

Thus proxy access for only 20 shareholders could not be described as flexible or as proxy access for all seasons.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: James G Marchetti <James_G_Marchetti@raytheon.com>

JOHN CHEVEDDEN

***FISMA & OMB Memorandum M-07-16 ***

February 17, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
Raytheon Company (RTN)
Shareholder Proxy Access Reform – Increase Participants to 50
John Chevedden

Ladies and Gentlemen:

This is in regard to the February 1, 2017 no-enforcement request.

United Health Group, Inc. (February 10, 2017) seems to apply to this proposal.

The company CEO received $19 million in 2015 – yet the company has not disclosed the amount it would purportedly save in vetting only 20 proxy access participants instead of 50 participants. Shareholders have $45 Billion at risk in the company and the company claims proxy access for shareholders must be limited and rigid in order to save thousands of dollars.

In other words the company position is that when shareholders seek to protect their $45 Billion investment, priority must be given to saving thousands of dollars. If a proxy access campaign increases market capitation by a 10th of 1% shareholders would gain $45 million.

The company has merely maintained the status quo on its proxy access since March 2016.

The company has not even given a ballpark figure on the incremental cost to vet 21 to 50 proxy access participants once it is set up to vet the first 20 participants. The company failed to address the fact that the cost to vet per shareholder goes down as the number of participants increases. The first shareholder to be vetted will cost the most and the last shareholder will cost the least. It is frequently called a learning curve and can result in rapid progress in reducing the cost.

If a proxy access campaign increases market capitation by a 10th of 1% shareholders would gain $45 million. This compares to a vetting dollar figure that the company has yet to even give a ballpark figure on. The company has $45 billion in market capitalization and wants to skimp on corporate governance to isolate management from shareholder input.

This is to request that the proponent have the last opportunity to respond since the company took the first opportunity to object.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: James G Marchetti <James_G_Marchetti@raytheon.com>

JOHN CHEVEDDEN

***FISMA & OMB Memorandum M-07-16 ***

February 15, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
Raytheon Company (RTN)
Shareholder Proxy Access Reform – Increase Participants to 50
John Chevedden

Ladies and Gentlemen:

This is in regard to the February 1, 2017 no-enforcement request.

United Health Group, Inc. (February 10, 2017) seems to apply to this proposal.

The company has merely maintained the status quo on its proxy access since March 2016.

The company has not even given a ballpark figure on the incremental cost to vet 21 to 50 proxy access participants once it is set up to vet the first 20 participants. The company failed to address the fact that the cost to vet per shareholder goes down as the number of participants increases. The first shareholder to be vetted will cost the most and the last shareholder will cost the least. It is frequently called a learning curve and can result in rapid progress in reducing the cost.

If a proxy access campaign increases market capitation by a 10th of 1% shareholders would gain $45 million. This compares to a vetting dollar figure that the company has yet to even give a ballpark figure on. The company has $45 billion in market capitalization and wants to skimp on corporate governance to isolate management from shareholder input.

There will be additional response on February 17, 2017. This is to request that the proponent have the last opportunity to respond since the company took the first opportunity to object.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: James G Marchetti <James_G_Marchetti@raytheon.com>

JOHN CHEVEDDEN

***FISMA & OMB Memorandum M-07-16 ***

February 15, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Raytheon Company (RTN)
Shareholder Proxy Access Reform – Increase Participants to 50
John Chevedden

Ladies and Gentlemen:

This is in regard to the February 1, 2017 no-enforcement request.

United Health Group, Inc. (February 10, 2017) seems to apply to this proposal.

The company has merely maintained the status quo on its proxy access since March 2016.

However shareholders gave 34% support to the rule 14a-8 proxy access proposal at the 2016 annual meeting. The 2016 proposal called for proxy access participation by an "unrestricted number of shareholders."

The company can then try to convince shareholders that they do not need proxy access for 50 participants with the new material in the company February 1, 2017 letter. And shareholders, especially activist shareholders, will have a new opportunity to vet the latest company argument. However the company suspiciously wants to prevent shareholders from even seeing its latest arguments.

There will be additional response on February 17, 2017. This is to request that the proponent have the last opportunity to respond since the company took the first opportunity to object.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: James G Marchetti <James_G_Marchetti@raytheon.com>

JOHN CHEVEDDEN

***FISMA & OMB Memorandum M-07-16 ***

February 15, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Raytheon Company (RTN)
Shareholder Proxy Access Reform – Increase Participants to 50
John Chevedden

Ladies and Gentlemen:

This is in regard to the February 1, 2017 no-enforcement request.

United Health Group, Inc. (February 10, 2017) seems to apply to this proposal.

The company has merely maintained the status quo on its proxy access since March 2016.

However shareholders gave 34% support to the attached rule 14a-8 proxy access proposal at the 2016 annual meeting. This proposal called for proxy access participation by an "unrestricted number of shareholders."

The company has not given even a ballpark figure on the cost to vet 21 to 50 proxy access participants. The company has $45 billion in market capitalization and wants to skimp on corporate governance.

There will be additional response on February 17, 2017. This is to request that the proponent have the last opportunity to respond since the company took the first opportunity to object.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: James G Marchetti <James_G_Marchetti@raytheon.com>

[RTN – Rule 14a-8 Proposal, December 6, 2015]
Proposal [4] - Shareholder Proxy Access

RESOLVED: Shareholders ask our board of directors to adopt, and present for shareholder approval, a "proxy access" bylaw as follows:

Require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an unrestricted number of shareholders forming a group (the "Nominator") that meets the criteria established below.

Allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater. This bylaw should supplement existing rights under Company bylaws, providing that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination;

b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit. No additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations.

Proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion. This is according to a cost-benefit analysis by the Chartered Financial Analyst Institute, *Proxy Access in the United States: Revisiting the Proposed SEC Rule*.

Please vote to enhance shareholder value:

Shareholder Proxy Access – Proposal [4]

34% support in 2016

JOHN CHEVEDDEN

***FISMA & OMB Memorandum M-07-16 ***

February 14, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Raytheon Company (RTN)
Shareholder Proxy Access Reform – Increase Participants to 50
John Chevedden

Ladies and Gentlemen:

This is in regard to the February 1, 2017 no-enforcement request.

United Health Group, Inc. (February 10, 2017) seems to apply to this proposal.

There will be additional response on February 16, 2017 or sooner.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: James G Marchetti <James_G_Marchetti@raytheon.com>

[RTN – Rule 14a-8 Proposal, December 12, 2016]
[This line and any line above it – *Not* for publication.]
[December 28, 2016 Revision]

Proposal [4] - Shareholder Proxy Access Reform

Shareholders request that our board of directors take the steps necessary to amend our company proxy access governing documents to raise the current limit of 20 to a new limit of 50 on the number of stockholders and beneficial owners whose ownership of shares can be aggregated for the purpose of meeting the Ownership Requirements and qualifying as an Eligible Stockholder to make proxy access director nominations.

Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.

It is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to screen aggregating shareholders because management simply needs to find one item lacking from a list of typical proxy access requirements.

This proposal is more important to our company which may need new directors for the reasons that follow. GMI Analyst said that at Raytheon, individual performance goals, which can be subjective, can significantly increase cash incentives for executives. Further, long-term incentives were not sufficiently linked to company performance and nonqualified pension plans provided for excessive retirement benefits. In addition, the lack of immediate binding resignation for failed director elections reduced the board's accountability to shareholders. At the 2016 AGM, 38% of the votes were against a management proposal to designate the Delaware Court of Chancery as the exclusive forum for certain legal actions. This forces shareholders to sue in a single jurisdiction.

Raytheon incentive pay may result in excessive CEO pay. Achievement of individual performance goals, which can be subjective, may increase cash payouts up to 200%. In the case of the CEO, that may be nearly 5-times base salary.

In addition, long-term incentive pay consisted of time-vested and performance-based equity payments based on 3-year targets, which was not sufficiently long-term, especially considering that Raytheon had a 5-year financial plan. Furthermore, excessive executive perks, including supplemental executive retirement plans (SERPs) provided to the CEO, call into question the decision-making process of the board when it comes to protecting shareholder interests. In 2015, our CEO had a $7 million increase in pension benefits.

Also equity incentive pay provided for accelerated vesting of unvested equity pay in the event of termination. This may result in windfall profits that may not be linked to an executive's performance. Pay practices such as these are not aligned with the interests of shareholders. Returning to the topic of this proposal,

Please vote to enhance shareholder value:

Shareholder Proxy Access Reform – Proposal [4]

[The above line – *Is* for publication.]

Raytheon

Dana Ng
Vice President, Legal
Corporate Transactions and Securities
781.522.3021
781.522.3332 fax
dana_ng@raytheon.com

Raytheon Company
870 Winter Street
Waltham, Massachusetts
02451-1449 USA

February 1, 2017

Via email: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Raytheon Company
Shareholder Proposal of John Chevedden
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

Raytheon Company, a Delaware corporation (the "Company"), intends to omit from its proxy statement and other proxy materials (the "Proxy Materials") for the Company's 2017 annual meeting of shareholders, the shareholder proposal (the "Proposal") submitted to the Company by John Chevedden (the "Proponent"). Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Act"), and for the reasons set forth below, the Company respectfully requests confirmation that the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company excludes the Proposal from its Proxy Materials. The Proposal, along with copies of all relevant correspondence between the Company and the Proponent, are attached to this letter as Attachment A.

Pursuant to Staff Legal Bulletin No. 14D (November 7, 2008), the Company is submitting this letter and its attachments to the Staff via e-mail at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j) under the Act, copies of this letter and its attachments are concurrently being sent to the Proponent as notice of the Company's intent to exclude the Proposal from the Proxy Materials.

In addition, pursuant to Rule 14a-8(k) and Staff Legal Bulletin No. 14D (November 7, 2008), the Company requests that the Proponent provide to the undersigned by email at Dana_Ng@raytheon.com a copy of any correspondence it may choose to submit to the Staff in response to this submission.

Pursuant to Rule 14a-8(j), the Company is submitting this letter not less than 80 days before it intends to file its Definitive Proxy Materials.

THE PROPOSAL

On December 12, 2016, the Company received from the Proponent a letter submitting the Proposal for inclusion in the Proxy Materials. The Company received a revised draft of the Proposal from the Proponent on December 28, 2016. The Proposal, as revised, reads as follows:

> Shareholders request that our board of directors take the steps necessary to amend our company proxy access governing documents to raise the current limit of 20 to a new limit of 50 on the number of stockholders and beneficial owners whose ownership of shares can be aggregated for the purpose of meeting the Ownership Requirements and qualifying as an Eligible Stockholder to make proxy access director nominations.
>
> Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.
>
> It is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to screen aggregating shareholders because management simply needs to find one item lacking from a list of typical proxy access requirements.
>
> This proposal is more important to our company which may need new directors for the reasons that follow. GMI Analyst said that at Raytheon, individual performance goals, which can be subjective, can significantly increase cash incentives for executives. Further, long-term incentives were not sufficiently linked to company performance and nonqualified pension plans provided for excessive retirement benefits. In addition, the lack of immediate binding resignation for failed director elections reduced the board's accountability to shareholders. At the 2016 AGM, 38% of the votes were against a management proposal to designate the Delaware Court of Chancery as the exclusive forum for certain legal actions. This forces shareholders to sue in a single jurisdiction.
>
> Raytheon incentive pay may result in excessive CEO pay. Achievement of individual performance goals, which can be subjective, may increase cash payouts up to 200%. In the case of the CEO, that may be nearly 5-times base salary.

In addition, long-term incentive pay consisted of time-vested and performance-based equity payments based on 3-year targets, which was not sufficiently long-term, especially considering that Raytheon had a 5-year financial plan. Furthermore, excessive executive perks, including supplemental executive retirement plans (SERPs) provided to the CEO, call into question the decision-making process of the board when it comes to protecting shareholder interests. In 2015, our CEO had a $7 million increase in pension benefits.

Also equity incentive pay provided for accelerated vesting of unvested equity pay in the event of termination. This may result in windfall profits that may not be linked to an executive's performance. Pay practices such as these are not aligned with the interests of shareholders. Returning to the topic of this proposal,

Please vote to enhance shareholder value:

BASIS FOR EXCLUSION

Rule 14a-8(i)(10) – The Proposal Has been Substantially Implemented by the Company

A. Background

On March 23, 2016 the Company's Board of Directors (the "Board") amended the Company's by-laws (the "By-Laws"), setting forth conditions under which shareholders may include nominees for the Board in the Company's annual meeting proxy materials (the "Proxy Access By-Law"). The Proxy Access By-Law permits a shareholder, or a group of up to 20 shareholders, owning 3% or more of the Company's outstanding common stock continuously for at least three years, to nominate and include in the Company's proxy materials director nominees constituting up to two individuals or 20% of the Board (whichever is greater). The By-Laws were described in, and filed as an exhibit to, a Current Report on Form 8-K filed with the Commission on March 29, 2016. A copy of the By-Laws is also attached to this letter as Attachment B.

The Proxy Access By-Law already imposes a reasonable and appropriate limit on the number of shareholders who may aggregate their holdings to reach the 3% minimum ownership requirement and that limit achieves the essential objective of the Proposal. It satisfies the Proposal's underlying concern and essential objective of providing shareholders a meaningful proxy access right. Given that this is the only change requested by the Proponent, we hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(10) on the grounds that the Proposal already has been "substantially implemented" by the Company's Proxy Access By-Law with its current 20-shareholder aggregation limit.

B. Rule 14a-8(i)(10) Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. The Commission adopted the "substantially implemented" standard in 1983 after determining that the "previous formalistic application" of the rule defeated its purpose, which is to "avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by management." *See* Exchange Act Release No. 34-20091 (Aug. 16, 1983) (the "1983 Release") and Exchange Act Release No. 12598 (July 7, 1976). Accordingly, the actions requested by a proposal need not be "fully effected" provided that they have been "substantially implemented" by the company. *See* 1983 Release.

Applying this standard, the Staff has permitted exclusion under Rule 14a-8(i)(10) when a company's policies, practices and procedures compare favorably with the guidelines of the proposal. *See, e.g., Exxon Mobil Corp.* (avail. Mar. 17, 2015) (permitting exclusion of a proposal requesting that the company commit to increasing the dollar amount authorized for capital distributions to shareholders through dividends or share buybacks where the company's long-standing capital allocation strategy and related "policies practices and procedures compare[d] favorably with the guidelines of the proposal and...therefore, substantially implemented the proposal"); *Walgreen Co.* (avail. Sept. 26, 2013) (permitting exclusion of a proposal requesting elimination of certain supermajority vote requirements where the company's elimination from its governing documents of all but one such requirement "compare[d] favorably with the guidelines of the proposal"); *General Dynamics Corp.* (avail. Feb. 6, 2009) (permitting exclusion of a proposal requesting a 10% ownership threshold for special meetings where the company planned to adopt a special meeting bylaw with an ownership threshold of 10% for special meetings called by one shareholder and 25% for special meetings called by a group of shareholders).

In addition, the Staff has permitted exclusion under Rule 14a-8(i)(10), even if the proposal has not been implemented exactly as proposed by the shareholder proponent, where a company has satisfied the essential objective of the proposal. *See, e.g., AGL Resources Inc.* (*granted on recon.*, avail. Mar. 5, 2015) (permitting exclusion of a proposal seeking to grant holders of 25% of the company's outstanding shares the power to call a special meeting where the board approved, and undertook to submit for shareholder approval, an amendment to the articles of incorporation to grant shareholders holding for at least one year 25% of the outstanding shares the power to call a special meeting); *Textron, Inc.* (avail. Jan. 21, 2010) (permitting exclusion of a proposal requesting immediate board declassification where the board submitted a phased-in declassification proposal for shareholder approval); *Hewlett-Packard Co.* (avail. Dec. 11, 2007) (permitting exclusion of a proposal requesting the ability for shareholders to call special meetings where the board had proposed a bylaw amendment allowing shareholders to call a special meeting unless the business to be proposed at that meeting recently had been, or soon would be, addressed at an annual meeting).

C. The Proposal may be excluded under Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

The Proxy Access By-Law substantially implements the proxy access procedure requested by the Proposal. The Proposal requests that the Proxy Access By-Laws be amended to increase the number of shareholders allowed to aggregate their shares to obtain the 3% ownership threshold from 20 to 50. However, as discussed further below, the Company's current 20-shareholder limit on the size of a nominating group achieves the essential purpose of the Proposal by ensuring that shareholders are able to use the proxy access right effectively. The Proxy Access By-Law represents the culmination of consideration by the Board's Governance and Nominating Committee and the full Board over time and the detailed feedback elicited by the Company through its annual outreach process outside of proxy season from representatives of institutional shareholders owning approximately 40% of the Company's stock. The Board and the Governance and Nominating Committee took great care to ensure that shareholders were provided a meaningful proxy access right that was no more restrictive than those provided by the vast majority of companies that have provided such rights. Even the Proponent acknowledges in the Proposal that the features of the Proxy Access By-Law include "typical proxy access requirements." Consistent with the precedent described above, the Proxy Access By-Laws satisfy the Proposal's essential objective: providing a shareholder or group of shareholders that have owned 3% or more of the Company's common stock with meaningful proxy access rights. Therefore, the difference between the Proposal and the Proxy Access By-Law is minor and should not rise to the level of requiring a shareholder vote at the Company's 2017 annual meeting of shareholders.

Although the Company's Proxy Access By-Law contains a 20-shareholder limit in determining the eligibility of a nominating group, variations between the size of the nominating group requested in the Proposal and that adopted by the Company should not serve as the basis for denying the availability of Rule 14a-8(i)(10), as long as the variations do not undermine the essential objectives of the proposal. To determine otherwise risks subjecting companies and shareholders to a never-ending stream of proposals requesting minor changes to concepts that have already been addressed. As discussed further below, this is especially problematic in the absence of any evidence that the difference in shareholder aggregation limits would actually be meaningful rather than built solely upon assumptions and generalizations as are made by the Proponent and which do not apply to the Company. Accordingly, we believe the Company's Proxy Access By-law compares favorably with the Proposal and should be excluded.

An aggregation limit is designed to minimize the burden on a company in reviewing and verifying the information and representations that each member of a shareholder group must provide to establish the group's eligibility, while assuring that all shareholders have a fair and reasonable opportunity to nominate director candidates by forming groups with like-minded shareholders who also own fewer than the minimum required shares. The Company's aggregation limit achieves these dual objectives by assuring that any shareholder may form a group owning more than 3% of the common stock by combining with any of a large number of other shareholders, while avoiding the imposition on the Company and its other shareholders of the cost of processing nominations from a larger, more unwieldy group of shareholders.

An aggregation limit of 20 shareholders has achieved a consensus among companies that have adopted proxy access. Of the over 200 public companies that adopted proxy access by-laws since the beginning of 2015, approximately 90% of them adopted an aggregation threshold of 20 shareholders or fewer. Twenty shareholders is the threshold adopted in the by-laws of Blackrock, Inc. (which owns over 5% of the Company's common stock), T. Rowe Price Group, Inc. and State Street Corporation, the publicly traded parent companies of some of the largest institutional shareholders in the United States. Regardless of any aggregation limit set forth in the Company's Proxy Access By-laws, as long as at least one shareholder owns at least 3% of the Company's outstanding common stock, any other shareholder may utilize proxy access simply by forming a group with that shareholder. In addition, any 20 holders who own on average 0.15% of the Company's outstanding common stock may aggregate their holdings to meet the threshold. As a result innumerable possibilities exist for a shareholder to form a group with any number of other shareholders, including shareholders who own even less than 0.15% of the common stock, to achieve aggregate ownership of 3% or more of the outstanding common stock. Accordingly, a 20-shareholder aggregation limit achieves the objective of making proxy access fairly and reasonably available to all shareholders, regardless of the size of their individual holdings.

The availability of proxy access to all shareholders under a 20-shareholder aggregation limit is particularly demonstrable in the Company's case. Based on information provided by the Company's proxy solicitor, as of the end of the Company's third fiscal quarter 2016, two of the Company's institutional shareholders each own more than 8% of the Company's outstanding common stock and 13 of the Company's shareholders own more than 1% of the Company's stock. Moreover, the largest 20 institutional shareholders own nearly 40% of the outstanding common stock. Finally, the Company has over 90 shareholders who own at least 0.15% of the outstanding stock. As a result, several of the Company's existing shareholders could, on their own or in combination with only a few fellow shareholders, currently achieve the existing 3% ownership criteria. In addition, many of the Company's larger shareholders could recruit a small shareholder to work together in forming a group that would satisfy the ownership threshold, thereby affording proxy access to a wide range of shareholders. As a result, the Proxy Access By-Law already provides the Company's shareholders with meaningful proxy access.

The Proposal's requested 50-shareholder aggregation limit simply increases the number of shareholder combinations that could produce a group owning more than 3% of the common stock. As noted above, under the existing aggregation limit of the Company's Proxy Access By-Law, the average percentage of stock required to be owned by individual shareholders in a 20 shareholder nominating group is 0.15%. The Proposal, by increasing the aggregation limit to 50 shareholders, would lower this average percentage to 0.06%. It is not clear that decreasing this percentage by raising the aggregation limit would materially enhance the availability of proxy access to the Company's shareholders. Any benefit from increased availability likely would be offset by the increased inefficiency and costs of coordinating a larger shareholder group. The Proposal does not provide any evidence or explanation of how increasing the number of shareholders who may aggregate their shares for the purpose of meeting the ownership requirements is a meaningful change or improvement to shareholders' ability to use proxy access.

CONCLUSION

Based upon the foregoing analysis, the Company respectfully requests confirmation that the Staff will not recommend enforcement action to the Commission if the Proposal is excluded from the Proxy Materials.

If for any reason the Staff preliminarily does not concur with the Company's position as stated in this letter, the Company would appreciate an opportunity to confer with the Staff concerning this matter before determination of the Staff's final position. You may contact the undersigned at 781-522-3021 to discuss any questions or concerns you might have regarding this matter.

Very truly yours,

Dana Ng
Vice President, Legal - Corporate Transactions and Securities

Attachments A and B

cc: John Chevedden ***FISMA & OMB Memorandum M-07-16***
Frank R. Jimenez, Vice President, General Counsel and Corporate Secretary, *Raytheon Company*
Laurie A. Cerveny, *Morgan, Lewis & Bockius LLP*
Justin W. Chairman, *Morgan, Lewis & Bockius LLP*

Jim Marchetti

From:	***FISMA & OMB Memorandum M-07-16***
Sent:	Wednesday, December 28, 2016 10:40 PM
To:	Dana Ng
Cc:	Jim Marchetti; Louise Kennedy
Subject:	Rule 14a-8 Proposal (RTN)`` Revision
Attachments:	CCE28122016_9.pdf

Mr. Ng,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

Mr. Frank R. Jimenez
Corporate Secretary
Raytheon Company (RTN)
870 Winter Street
Waltham, MA 02451
PH: 781-522-3031

REVISION

Dear Mr. Jimenez,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

John Chevedden

December 12, 2016
Date

cc: Dana Ng <Dana_Ng@raytheon.com>
Vice President, Legal
Corporate Transactions and Securities
PH: 781-522-3021
FX: 781-522-3332
James G Marchetti <James_G_Marchetti@raytheon.com>
Louise A Kennedy <Louise.A.Kennedy@raytheon.com>

[RTN – Rule 14a-8 Proposal, December 12, 2016]
[This line and any line above it – *Not* for publication.]
[December 28, 2016 Revision]

Proposal [4] - Shareholder Proxy Access Reform

Shareholders request that our board of directors take the steps necessary to amend our company proxy access governing documents to raise the current limit of 20 to a new limit of 50 on the number of stockholders and beneficial owners whose ownership of shares can be aggregated for the purpose of meeting the Ownership Requirements and qualifying as an Eligible Stockholder to make proxy access director nominations.

Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.

It is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to screen aggregating shareholders because management simply needs to find one item lacking from a list of typical proxy access requirements.

This proposal is more important to our company which may need new directors for the reasons that follow. GMI Analyst said that at Raytheon, individual performance goals, which can be subjective, can significantly increase cash incentives for executives. Further, long-term incentives were not sufficiently linked to company performance and nonqualified pension plans provided for excessive retirement benefits. In addition, the lack of immediate binding resignation for failed director elections reduced the board's accountability to shareholders. At the 2016 AGM, 38% of the votes were against a management proposal to designate the Delaware Court of Chancery as the exclusive forum for certain legal actions. This forces shareholders to sue in a single jurisdiction.

Raytheon incentive pay may result in excessive CEO pay. Achievement of individual performance goals, which can be subjective, may increase cash payouts up to 200%. In the case of the CEO, that may be nearly 5-times base salary.

In addition, long-term incentive pay consisted of time-vested and performance-based equity payments based on 3-year targets, which was not sufficiently long-term, especially considering that Raytheon had a 5-year financial plan. Furthermore, excessive executive perks, including supplemental executive retirement plans (SERPs) provided to the CEO, call into question the decision-making process of the board when it comes to protecting shareholder interests. In 2015, our CEO had a $7 million increase in pension benefits.

Also equity incentive pay provided for accelerated vesting of unvested equity pay in the event of termination. This may result in windfall profits that may not be linked to an executive's performance. Pay practices such as these are not aligned with the interests of shareholders. Returning to the topic of this proposal,

Please vote to enhance shareholder value:

Shareholder Proxy Access Reform – Proposal [4]

[The above line – *Is* for publication.]

John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Attachment A
(p. 5 of 11)

Personal Investing **P.O. Box 770001**
Cincinnati, OH 45277-0045

Fidelity INVESTMENTS

RTN

Post-it® Fax Note 7671	Date 12-29-16 # of pages ▶
To James Marchetti	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***
Fax # 781-522-3332	Fax #

December 29, 2016

John R. Chevedden
FISMA & OMB Memorandum M-07-16

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than the share quantity listed in the following table in each of the following securities, since October 1, 2015:

Security name	CUSIP	[illegible]	[illegible]
General Motors Company	37045V100	GM	100
Southern Company	842587107	SO	100
Quest Diagnostics, Inc.	74834L100	DGX	50
Swift Transportation Company	87074U101	SWFT	300
Priceline Group, Inc.	741503403	PCLN	100
Raytheon Co.	755111507	RTN	200

The securities referenced in the preceding table are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments subsidiary.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-397-9945 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday) and entering my extension 15838 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W784345-29DEC16

HP LaserJet 400 MFP M425dn

Fax Confirmation

Dec-29-2016 9:52PM

Job	Date	Time	Type	Identification	Duration	Pages	Result
484	12/29/2016	9:51:50PM	Rece***FISMA & OMB Memorandum M-07-16***		0:52	1	OK

12/29/2016 10:52 ***FISMA & OMB Memorandum M-07-16*** PAGE 01/01

Personal Investing   P.O. Box 770001
Cincinnati, OH 45277-0045   Fidelity INVESTMENTS

ATN
Post-it® Fax Note 7671 | Date 12-29-16 | # of pages
To [illegible] Marchetti | From John Chevedden
Co./Dept. | Co.
Phone # | Phone # ***FISMA & OMB Memorandum M-07-16***
Fax # [illegible] | Fax #

December 29, 2016

John R. Chevedden
FISMA & OMB Memorandum M-07-16

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than the share quantity listed in the following table in each of the following securities, since October 1, 2015

Security name	CUSIP	[illegible]	[illegible]
General Motors Company	37045V100	GM	100
Southern Company	842587107	SO	100
Quest Diagnostics, Inc.	74834L100	DGX	50
Swift Transportation Company	87074U101	SWFT	300
Priceline Group, Inc.	741503403	PCLN	100
Raytheon Co	755111507	RTN	200

The securities referenced in the preceding table are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments subsidiary

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-397-9945 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday) and entering my extension 15838 when prompted

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W784345-29DEC16

Raytheon

James G. Marchetti
Senior Counsel
781.522.5834
781.522.3332
James_g_marchetti@raytheon.com

Raytheon Company
870 Winter Street
Waltham, Massachusetts
02451-1449 USA

December 21, 2016

John Chevedden

FISMA & OMB Memorandum M-07-16

Via Overnight Mail and E-Mail

Re: Stockholder Proposal

Dear Mr. Chevedden:

Reference is hereby made to your letter to Frank Jimenez and the "Rule 14a-8 proposal" attached thereto pertaining to shareholder proxy access (the "Proposal") submitted for inclusion in Raytheon's proxy statement for the 2017 annual meeting of stockholders ("2017 Proxy Statement") which Raytheon received on December 12, 2016.

Please note that under Rule 14a-8(b) of the Securities Exchange Act of 1934, as amended, you must submit evidence that you have continuously held at least $2,000 in market value, or 1%, of Raytheon's common stock for at least one year prior to the date the Proposal was submitted (the "Continuous Ownership Requirement"). In submitting the Proposal, you failed to satisfy this requirement. To meet the Continuous Ownership Requirement, you need to provide a written statement from the record holder of your securities (typically your broker or bank) verifying that, as of December 12, 2016 (the date the Proposal was submitted), you held and have held continuously for one year preceding and including December 12, 2016 at least $2,000 in market value, or 1%, of Raytheon's common stock and indicating the actual number of shares of Raytheon common stock held. A copy of Rule 14a-8 accompanies this letter as well as a copy of Staff Legal Bulletin No. 14F, which explains how you can satisfy this requirement.

Accordingly, in accordance with Rule 14a-8(f), you are hereby notified that, unless Raytheon is provided, not later than fourteen (14) days after the date you receive this letter, with appropriate written documentation proving that you meet the Continuous Ownership Requirement, Raytheon reserves the right to exclude the Proposal from its 2017 Proxy Statement.

Sincerely,

James Marchetti

James G. Marchetti

cc: Dana Ng, Vice President, Legal - Corporate Transactions and Securities

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

Mr. Frank R. Jimenez
Corporate Secretary
Raytheon Company (RTN)
870 Winter Street
Waltham, MA 02451
PH: 781-522-3031

Dear Mr. Jimenez,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

John Chevedden

December 12, 2016
Date

cc: Dana Ng <Dana_Ng@raytheon.com>
Vice President, Legal
Corporate Transactions and Securities
PH: 781-522-3021
FX: 781-522-3332
James G Marchetti <James_G_Marchetti@raytheon.com>
Louise A Kennedy <Louise.A.Kennedy@raytheon.com>

[RTN – Rule 14a-8 Proposal, December 12, 2016]
[This line and any line above it – *Not* for publication.]

Proposal [4] - Shareholder Proxy Access Reform

Shareholders request that our board of directors take the steps necessary to enable at least 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access.

Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.

It is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to screen aggregating shareholders because management simply needs to find one item lacking from a list of typical proxy access requirements.

This proposal is more important to our company which may need new directors for the reasons that follow. GMI Analyst said that at Raytheon, individual performance goals, which can be subjective, can significantly increase cash incentives for executives. Further, long-term incentives were not sufficiently linked to company performance and nonqualified pension plans provided for excessive retirement benefits. In addition, the lack of immediate binding resignation for failed director elections reduced the board's accountability to shareholders. At the 2016 AGM, 38% of the votes were against a management proposal to designate the Delaware Court of Chancery as the exclusive forum for certain legal actions. This forces shareholders to sue in a single jurisdiction.

Raytheon incentive pay may result in excessive CEO pay. Achievement of individual performance goals, which can be subjective, may increase cash payouts up to 200%. In the case of the CEO, that may be nearly 5-times base salary.

In addition, long-term incentive pay consisted of time-vested and performance-based equity payments based on 3-year targets, which was not sufficiently long-term, especially considering that Raytheon had a 5-year financial plan. Furthermore, excessive executive perks, including supplemental executive retirement plans (SERPs) provided to the CEO, call into question the decision-making process of the board when it comes to protecting shareholder interests. In 2015, our CEO had a $7.5 million increase in pension benefits.

Also equity incentive pay provided for accelerated vesting of unvested equity pay in the event of termination without charge. This may result in windfall profits that may not be linked to an executive's performance. Pay practices such as these are not aligned with the interests of shareholders.

Please vote to enhance shareholder value:
Shareholder Proxy Access Reform – Proposal [4]
[The above line – *Is* for publication.]

John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

HP LaserJet 400 MFP M425dn

Fax Confirmation

Dec-12-2016 2:46PM

Job	Date	Time	Type	Identification	Duration	Pages	Result
479	12/12/2016	2:41:01PM	Receive	***FISMA & OMB Memorandum M-07-16***	1:54	3	OK

FISMA & OMB Memorandum M-07-16 PAGE 01/03

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

Mr. Frank R. Jimenez
Corporate Secretary
Raytheon Company (RTN)
870 Winter Street
Waltham, MA 02451
PH: 781-522-3031

Dear Mr Jimenez,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by
FISMA & OMB Memorandum M-07-16

Sincerely,

John Chevedden

December 11, 2016
Date

cc: Dana Ng <Dana_Ng@raytheon.com>
Vice President, Legal
Corporate Transactions and Securities
PH: 781-522-3021
FX: 781-522-3332
James G Marchetti <James_G_Marchetti@raytheon.com>
Louise A Kennedy <Louise.A Kennedy@raytheon.com>

BY-LAWS

OF

RAYTHEON COMPANY

Amended: May 26, 2016

ARTICLE I
Offices and Records

Section 1.1. Delaware Office. The principal office of the Corporation in the State of Delaware shall be located in the City of Wilmington, County of New Castle, and the name and address of its registered agent is The Corporation Trust Company, 1209 Orange Street in the City of Wilmington, County of New Castle.

Section 1.2. Other Offices. The Corporation may have such other offices, either within or outside the State of Delaware, as the Board of Directors of the Corporation (the "Board") may designate or as the business of the Corporation may from time to time require.

Section 1.3. Books and Records. The books and records of the Corporation may be kept outside the State of Delaware at such place or places as may from time to time be designated by the Board.

ARTICLE II
Stockholders

Section 2.1. Annual Meeting. The annual meeting of the stockholders of the Corporation shall be held on such date and at such time as may be fixed by resolution of the Board.

Section 2.2. Special Meeting. Except as otherwise required by law and subject to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation, special meetings of stockholders of the Corporation for any purpose or purposes may be called only by (i) the Board pursuant to a resolution stating the purpose or purposes thereof approved by a majority of the total number of directors which the Corporation would have if there were no vacancies (the "Whole Board"), (ii) the Chairman of the Board, or (iii) if, for any reason, the entire Board of Directors is not elected at an annual meeting or special meeting at which directors are to be elected, by a majority vote of the Chief Executive Officer and the four other directors receiving the greatest percentage of votes cast for his or her election at such meeting who were in office immediately prior to such meeting. No business other than that stated in the notice shall be transacted at any special meeting.

A special meeting of stockholders shall be called by the Board, Chairman of the Board or by the persons specified in clause (iii) of the preceding paragraph of this Section 2.2, upon receipt of a written request for a special meeting, satisfying the following requirements of this Section 2.2 ("Special Meeting Request"), by a stockholder or stockholders of record of shares representing, in the aggregate, at least 25% of the outstanding shares of the Corporation's capital stock entitled to vote on the matter or matters to be brought before the proposed special meeting.

For a Special Meeting Request to be valid, the request must be signed by each stockholder, or duly authorized agent, requesting the special meeting and shall set forth: (1) the name and address of the stockholder requesting the special meeting and whether such stockholder is making such request on (a) its own behalf (and not on behalf of a beneficial owner of such stock) or (b) on behalf of a beneficial owner of such stock, provided that in the case of this subclause (b), such request must be accompanied by proof of such beneficial ownership, (2) the class and number of shares of the Corporation which are owned by each stockholder requesting the special meeting, (3) a brief description of each matter of business desired to be brought before the special meeting and the reasons for conducting such business at the special meeting, (4) the text of the proposal or business (including the text of any resolutions proposed for consideration by and in the event that such business includes a proposal to amend these By-Laws, the language of the proposed amendment), (5) any material interest of each stockholder (including any beneficial owner referred to in subclause (1)(b) above) in the business desired to be brought before the special meeting, (6) a description of any agreement, arrangement or understanding between each stockholder requesting the special meeting (including any beneficial owner referred to in subclause (1)(b) above) and any other person or persons (including the names of such person(s)) in connection with such proposal or business or such stockholder's shares of the Corporation, including a description of any swap or other derivative or short positions, profits interests, options, hedging transactions or borrowed or loaned shares, the effect of any of which is to mitigate loss to or manage risk of stock price changes (increases or decreases) for, or to increase or decrease the voting power of, such stockholder with respect to the shares of the Corporation, (7) any other information that is required to be set forth in a stockholder's notice pursuant to Section 2.7(B) or any other section of these By-Laws, and (8) an undertaking by the stockholder to promptly notify the Corporation in writing of any changes, update or supplement to the information called for by clauses (1) through (7) of this Section 2.2, so that the information provided or required to be provided shall be true and correct as of the record date for the special meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof, and such change, update and supplement shall be delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation not later than 5 business days after the record date for the special meeting (in the case of the change, update and supplement required to be made as of the record date), and not later than 8 business days prior to the date of the meeting, or the date to which the meeting has been adjourned or postponed) (in the case of the change, update and supplement required to be made as of 10 business days prior to the special meeting or any adjournment or postponement thereof).

In addition, in order to be considered valid, all Special Meeting Requests must have been dated and delivered to the Secretary of the Corporation at the principal executive offices of the Corporation within 60 days of the earliest dated Special Meeting Request.

If the Corporation receives more than one request from stockholders pursuant to this Section 2.2 within the 60-day period referred to in the immediately preceding paragraph, they will not be aggregated in determining compliance with the 25% minimum ownership requirement described above, unless they specify the same matter or matters of business. A Special Meeting Request shall not be valid (and the Board, Chairman of the Board and other persons specified in clause (iii) of the first paragraph of this Section 2.2 shall have no obligation to call a special meeting in respect of such Special Meeting Request) if it relates to an item of business that is not a proper subject for stockholder action under applicable law.

A stockholder may revoke a Special Meeting Request at any time prior to the special meeting; provided, however, that if any such revocations are received by the Secretary and, as a result of such revocation, the number of un-revoked Special Meeting Requests no longer represents at least the requisite number of shares entitling the stockholders to request the calling of a special meeting, then the Board shall have the discretion to determine whether or not to proceed with the special meeting.

If none of the stockholders who submitted the Special Meeting Request appear to present the proposal(s) or business submitted for consideration at the special meeting, such proposal(s) or business shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Corporation or such stockholder(s).

The Board shall determine the place and fix the date and time, of any stockholder-requested special meeting. The Board may submit its own proposals for consideration at a stockholder-requested special meeting.

Section 2.3. Place of Meeting. The Board or the Chairman of the Board, as the case may be, may designate the place of meeting for any annual meeting or for any special meeting of the stockholders. If no designation is so made, the place of meeting shall be the principal office of the Corporation.

Section 2.4. Notice of Meeting. Written or printed notice stating (i) the place, day and hour of the meeting, and (ii) the purpose or purposes for which the meeting is called, shall be delivered by the Corporation not less than 10 calendar days nor more than 60 calendar days before the date of the meeting, either personally or by mail, to each stockholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail with postage thereon prepaid, addressed to the stockholder at such person's address as it appears on the stock transfer books of the Corporation. Such further notice shall be given as may be required by law. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting. Meetings may be held without notice if all stockholders entitled to vote are present, or if notice is waived by those not present in accordance with Section 6.4 of these By-Laws. Any previously scheduled meeting of the stockholders may be postponed, and any special meeting of the stockholders may be canceled, by resolution of the Board upon public notice given prior to the date previously scheduled for such meeting of stockholders.

Section 2.5. Quorum and Adjournment; Voting. Except as otherwise provided by law or by the Restated Certificate of Incorporation of the Corporation (as amended and in effect from time to time, the "Certificate of Incorporation"), the holders of a majority of the voting power of all outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors (the "Voting Stock"), represented in person or by proxy, shall constitute a quorum at a meeting of stockholders, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of a majority of the shares of each such class or series shall constitute a quorum of such class or series for the transaction of such business and a quorum of each such class or series entitled to vote thereon shall be required to act. To the extent that a quorum is present with respect to consideration of and action on a particular matter or matters but a quorum is not present as to another matter or matters, consideration of and action on the matter or matters for which a quorum is present may occur, and, after such consideration and action, the meeting may be adjourned for purposes of the consideration of and action on the matter or matters for which a quorum is not present. The Chairman of the meeting may adjourn the meeting from time to time, whether or not there is such a quorum. No notice of the time and place of adjourned meetings need be given except as required by law. The stockholders present at a duly called meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Section 2.6. Proxies. At all meetings of stockholders, a stockholder may vote by proxy executed in writing (or in such manner prescribed by the General Corporation Law of the State of Delaware (the "DGCL")) by the stockholder, or by such person's duly authorized attorney in fact.

Section 2.7. Notice of Stockholder Business and Nominations.

(A) Annual Meetings of Stockholders.

(1) Nominations of persons for election to the Board and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders (a) pursuant to the Corporation's notice of meeting pursuant to Section 2.4 of these By-Laws, (b) by or at the direction of the Board, (c) by any stockholder of the Corporation who was a stockholder of record at the time of giving of notice provided for in this By-Law, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this By-Law; this clause (c) being the exclusive means for a stockholder to make a nomination or submit other business (other than matters properly brought under Rule 14a-8, or nominations properly made pursuant to Section 2.11 of these By-Laws and included in the Corporation's notice of meeting) before an annual meeting of stockholders, or (d) pursuant to and in accordance with Section 2.11 of these By-Laws.

(2) For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (c) of paragraph (A)(l) of this By-Law, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and such other business must otherwise be a proper matter for stockholder action. To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the 90th calendar day nor earlier than the close of business on the 120th calendar day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 calendar days before or more than 60 calendar days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th calendar day prior to such annual meeting and not later than the close of business on the later of the 90th calendar day prior to such annual meeting or the 10th calendar day following the calendar day on which public announcement of the date of such meeting is first made by the Corporation. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above. Such stockholder's notice shall set forth (a) as to each person whom the stockholder proposes to nominate for election or re-election as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Schedule 14A thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any financial interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner and (ii) the class and number of shares of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner.

(3) Notwithstanding anything in the second sentence of paragraph (A)(2) of this By-Law to the contrary, in the event that the number of directors to be elected to the Board is increased and there is no public announcement by the Corporation naming all of the nominees for director or specifying the size of the increased Board at least 100 calendar days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this By-Law shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th calendar day following the day on which such public announcement is first made by the Corporation.

(B) Special Meetings of Stockholders.

Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting under Section 2.4 of these By-Laws. Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation's notice of meeting (a) by or at the direction of the Board, or (b) provided that the Board has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time of giving of notice provided for in this By-Law, who shall be entitled to vote at the meeting and who complies with the notice procedures set forth in this By-Law. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board, any stockholder may nominate a person or persons (as the case may be), for election to such position(s) as specified in the Corporation's notice of meeting pursuant to such clause (b), if the stockholder's notice required by paragraph (A)(2) of this By-Law shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 120th calendar day prior to such special meeting and not later than the close of business on the later of the 90th calendar day prior to such special meeting or the 10th calendar day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting. In no event shall the public announcement of an adjournment of a special meeting commence a new time period for the giving of a stockholder's notice as described above.

(C) General.

(1) Only such persons who are nominated in accordance with the procedures set forth in this By-Law or in Section 2.11 of these By-Laws shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this By-Law or in Section 2.11 of these By-Laws. Except as otherwise provided by law, the Certificate of Incorporation or these By-Laws, the Chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this By-Law and, if any proposed nomination or business is not in compliance with this By-Law, to declare that such defective proposal or nomination shall be disregarded.

(2) For purposes of this By-Law, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(3) Notwithstanding the foregoing provisions of this By-Law, a stockholder shall comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this By-Law, including, by way of illustration and not of limitation, the requirements of Rule 14a-8 under the Exchange Act. Accordingly, any stockholder exercising rights under Rule 14a-8 shall comply with all requirements of that Rule, including by way of illustration requirements for timely notice, notwithstanding any different or inconsistent provisions of this By-Law. Nothing in this By-Law shall be deemed to affect any rights (i) of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act, or (ii) of the holders of any series of Preferred Stock to elect directors under an applicable Preferred Stock Designation (as defined in the Certificate of Incorporation).

Section 2.8. Procedure for Election of Directors; Required Vote. Except as provided in Section 3.10 of Article III or pursuant to the provisions of Article IV of the Certificate of Incorporation, each director shall be elected by a majority of the votes cast with respect to the director at any meeting for the election of directors at which a quorum is present, provided that if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the votes cast. For purposes of this Section, a majority of the votes cast means that the number of votes cast "for" a director nominee must exceed the votes cast "against" that nominee. An abstention will not count as a vote cast with respect to a director.

Section 2.9. Inspectors of Elections; Opening and Closing the Polls. The Board by resolution shall appoint, or shall authorize an officer of the Corporation to appoint, one or more inspectors, which inspector or inspectors may include individuals who serve the Corporation in other capacities, including, without limitation, as officers, employees, agents or representatives, to act at the meetings of stockholders and make a written report thereof. One or more persons may be designated as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate has been appointed to act or is able to act at a meeting of stockholders, the Chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging such person's duties, shall take and sign an oath to execute faithfully the duties of inspector with strict impartiality and according to the best of such person's ability. The inspector(s) shall have the duties prescribed by law. The Chairman of the meeting shall fix and announce at the meeting the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting.

Section 2.10. Stockholder Action by Written Consent.

(A) Votes Required for Action. All actions required or permitted to be taken by stockholders at an annual or special meeting of stockholders of the Corporation may be effected by the written consent of the holders of the Corporation entitled to vote, in accordance with the Certificate of Incorporation and this Section 2.10. Such action shall be evidenced by a consent or consents in writing, setting forth the action so taken, which shall be (i) signed and delivered to the Secretary and (ii) unless revoked by stockholders having the requisite votes, filed with the records of the meetings of stockholders. Such consents shall be treated for all purposes as a vote at a meeting.

(B) Contents of Written Request. A written notice to the Secretary requesting that the Board fix a record date (a "Written Request") shall be delivered in accordance with the Certificate of Incorporation and signed and dated by each stockholder of record, or duly authorized agent of such stockholder, submitting the Written Request and shall be accompanied by (i) the information required by the third paragraph of Section 2.2 of these By-Laws, and (ii) an acknowledgment that any disposition of shares described in the information provided constitutes a revocation of the Written Request with respect to such disposed shares. In addition, the stockholders shall promptly provide any other information reasonably requested by the Corporation. In determining whether a record date has been requested by stockholders of record representing at least twenty-five percent (25%) of the outstanding shares of the Corporation's voting capital stock, multiple Written Requests delivered to the Secretary will be considered together only if (1) each identifies substantially the same proposed action and includes substantially the same text of the proposal (in each case as determined in good faith by the Board), and (2) such Written Requests have been dated and delivered to the Secretary within sixty (60) days of the earliest Written Request. Any stockholder may revoke a Written Request with respect to such stockholder's shares at any time by written revocation delivered to the Secretary.

(C) Inspectors of Election. In the event of the delivery, in the manner provided by this Section 2.10 and applicable law, to the Corporation of the requisite written consent or consents to take action and any related revocation or revocations, the Board by resolution shall appoint, or shall authorize an officer of the Corporation to appoint, one or more inspector(s) of election in accordance with the provisions of Section 2.09 of these By-Laws for the purpose of promptly performing a ministerial review of the validity of the consents and revocations. For the purpose of permitting the inspector(s) to perform such review, no action by written consent without a meeting shall be effective until such date as the inspector(s) certify to the Corporation that the consents delivered to the Corporation in accordance with the Certificate of Incorporation and this Section 2.10 represent not less than the minimum number of votes necessary to take the action at a meeting at which all stockholders entitled to vote on the action are present and voting. If after such review the inspector(s) shall determine that the written consent or consents are valid and that the action specified therein has been validly authorized, that fact shall be certified in the records of the meetings of stockholders, and the written consent or consents shall be filed with such records. Nothing contained in this Section 2.10 shall in any way be construed to suggest or imply that the Board or any stockholder shall not be entitled to contest the validity of any consent or revocation thereof, whether before or after such certification by the inspector(s), or to take any other action with respect thereto.

(D) Effectiveness of Written Consent. Notwithstanding anything in these By-Laws to the contrary, no action may be taken by the stockholders by less than unanimous written consent except in accordance with the Certificate of Incorporation and these By-Laws. If the Board shall determine that any request to fix a record date or to take stockholder action by written consent was not properly made in accordance with the Certificate of Incorporation and these By-Laws, or the stockholder or stockholders seeking to take such action do not otherwise comply with the Certificate of Incorporation and these By-Laws, then the Board shall not be required to fix a record date and any such purported action by written consent shall be null and void to the fullest extent permitted by applicable law. In addition to the requirements of the Certificate of Incorporation and these By-Laws with respect to stockholders seeking to take an action by written consent, any stockholder seeking to have the stockholders authorize or take corporate action by written consent shall comply with all requirements of applicable law, including all requirements of the Exchange Act, with respect to such action. Notwithstanding anything in the Certificate of Incorporation and these By-Laws to the contrary, where written consents are solicited by or at the direction of the Board, stockholders may act without a meeting if the action is taken by stockholders having not less than the minimum number of votes necessary to take that action at a meeting at which all stockholders entitled to vote on the action are present and voting, and none of the foregoing provisions shall apply to such action. Any action by written consent must be a proper subject for stockholder action by written consent under applicable law.

Section 2.11 Proxy Access for Director Nominations.

(a) Subject to the terms and conditions of these By-Laws, the Corporation shall include in its proxy materials for an annual meeting of stockholders the name and other Required Information of any Stockholder Nominee nominated for election or reelection to the Board of Directors at such annual meeting of stockholders in accordance with this Section 2.11. Capitalized terms used in this Section 2.11 shall have the meanings indicated in this Section 2.11. This Section 2.11 shall be the exclusive method for stockholders to require that the Corporation include nominees for election as a director in the Corporation's proxy materials.

(b) Definitions.

(i) "Stockholder Nominee" means any nominee for election or reelection to the Board of Directors who satisfies the eligibility requirements in this Section 2.11, and who is identified in a timely and proper Stockholder Notice.

(ii) "Stockholder Notice" means a notice that (1) complies with the requirements of this Section 2.11 and (2) is given by or on behalf of an Eligible Stockholder.

(iii) "Eligible Stockholder" means one or more stockholders or beneficial owners of shares of Voting Stock of the Corporation that (1) expressly elect at the time of the delivery of the Stockholder Notice pursuant to this Section 2.11 to have one or more Stockholder Nominees included in the Corporation's proxy materials, (2) Own and have Owned (as defined in Section 2.11(c) below) continuously for at least three years, as of the date of the Stockholder Notice, a number of shares of Voting Stock of the Corporation that represents at least 3% of the outstanding shares of Voting Stock of the Corporation as of the date of the Stockholder Notice (the "Required Shares"), and (3) satisfy such additional requirements as are set forth in these By-Laws, including Section 2.11(d) below. No shares may be attributed to more than one group constituting an Eligible Stockholder (and no stockholder or beneficial owner, alone or together with any of its affiliates, may be a member of more than one group constituting an Eligible Stockholder) under this Section 2.11.

(iv) "Required Information" means (1) the information set forth in the Schedule 14N provided with the Stockholder Notice concerning each Stockholder Nominee and the Eligible Stockholder that the Corporation determines is required to be disclosed in the Corporation's proxy materials by the applicable requirements of the Exchange Act and the rules and regulations thereunder, and (2) if the Eligible Stockholder so elects, a written statement (the "Statement") of the Eligible Stockholder, not to exceed 500 words per Stockholder

Nominee, in support of each Stockholder Nominee, which must be provided at the same time as the Stockholder Notice for inclusion in the Corporation's proxy materials for the annual meeting of stockholders.

(c) Ownership Requirements.

(i) A stockholder or beneficial owner shall be deemed to "Own" only those outstanding shares of the Corporation as to which such person possesses both (1) the full voting and investment rights pertaining to the shares, and (2) the full economic interest in (including the opportunity for profit and risk of loss on) such shares; provided that the number of shares calculated in accordance with clauses (1) and (2) shall not include any shares (A) sold by such person or any of its affiliates in any transaction that has not been settled or closed, including any short sale, (B) borrowed by such person or any of its affiliates for any purposes or purchased by such person or any of its affiliates pursuant to an agreement to resell, or (C) subject to any option, warrant, forward contract, swap, contract of sale, or other derivative or similar agreement entered into by such person or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of outstanding shares, in any such case which instrument or agreement has, or is intended to have, or if exercised would have, the purpose or effect of (aa) reducing in any manner, to any extent or at any time in the future, such person's or its affiliates' full right to vote or direct the voting of any such shares, and/or (bb) hedging, offsetting, or altering to any degree any gain or loss arising from the full economic ownership of such shares by such person or its affiliate. The terms "Owned," "Owning," "Ownership" and other variations of the word "Own," when used with respect to a stockholder or beneficial owner in this Section 2.11, shall have correlative meanings.

(ii) A stockholder or beneficial owner shall be deemed to "Own" shares held in the name of a nominee or other intermediary so long as the person retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. A person's Ownership of shares shall be deemed to continue during any period in which the person has delegated any voting power by means of a revocable proxy pursuant to Section 2.6 of these By-Laws.

(iii) A stockholder or beneficial owner's Ownership of shares shall be deemed to continue during any period in which the person has loaned such shares; provided that the person has the power to recall such loaned shares on no more than five business days' notice, the person recalls the loaned shares within five business days of being notified that its Stockholder Nominee will be included in the Corporation's proxy materials for the relevant annual meeting of stockholders, and the person holds the recalled shares through such annual meeting of stockholders.

(d) Eligible Stockholders.

For purposes of determining qualification as an Eligible Stockholder:

(i) the outstanding shares Owned by one or more stockholders and beneficial owners that each stockholder and/or beneficial owner has Owned continuously for at least three years as of the date of the Stockholder Notice may be aggregated; provided that the number of stockholders and beneficial owners whose Ownership of shares is aggregated for such purpose shall not exceed 20 and that any and all requirements and obligations for an Eligible Stockholder set forth in this Section 2.11 are satisfied by each such stockholder and beneficial owner (except as noted with respect to aggregation) or as otherwise provided in this Section 2.11; and

(ii) two or more funds that are (1) under common management and investment control, (2) under common management and funded primarily by the same employer, or (3) a "group of investment companies," as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended, shall be treated as one stockholder or beneficial owner.

(e) Stockholder Notice Requirements.

The Stockholder Notice shall include:

(i) the written consent of each Stockholder Nominee to being named in the Corporation's proxy materials as a nominee and to serving as a director if elected and, as to each Stockholder Nominee, the information specified under Section 2.7(A)(2) of these By-Laws with respect to nominations made pursuant to that Section;

(ii) a copy of the Schedule 14N that has been or concurrently is filed with the SEC under Exchange Act Rule 14a-18;

(iii) the details of any relationship that existed within the past three years and that would have been described pursuant to Item 6(e) of Schedule 14N if the relationship existed on the date of submission of the Schedule 14N;

(iv) the written agreement of the Eligible Stockholder (in the case of a group, each stockholder or beneficial owner whose shares are aggregated for purposes of constituting an Eligible Stockholder) addressed to the Corporation, setting forth the following:

(1) the number of shares it Owns and has Owned continuously for at least three years as of the date of the Stockholder Notice and agreeing to continue to Own such shares through the annual meeting of stockholders;

(2) the Eligible Stockholder's agreement to provide, within five business days of the record date for the annual meeting of stockholders, written statements from the record holder and intermediaries as required under Section 2.11(g) verifying the Eligible Stockholder's continuous Ownership of the Required Shares, in each case through and as of the record date;

(3) the Eligible Stockholder's representation and warranty that the Eligible Stockholder (A) acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control at the Corporation, and does not presently have any such intent, (B) has not nominated and will not nominate for election to the Board of Directors at the annual meeting of stockholders any person other than the Stockholder Nominee(s) being nominated pursuant to this Section 2.11, (C) has not engaged and will not engage in, and has not been and will not be a participant (as defined in Item 4 of Exchange Act Schedule 14A) in, a solicitation within the meaning of Exchange Act Rule 14a-1(l), in support of the election of any individual as a director at the annual meeting of stockholders other than its Stockholder Nominee(s) or a nominee of the Board of Directors, and (D) will not distribute any form of proxy for the annual meeting of stockholders other than the form distributed by the Corporation;

(4) the Eligible Stockholder's agreement to (A) assume all liability stemming from any legal or regulatory violation arising out of the Eligible Stockholder's communications with the stockholders of

the Corporation or out of the information that the Eligible Stockholder provided to the Corporation, (B) indemnify and hold harmless (jointly with all other group members, in the case of a group member) the Corporation and each of its directors, officers and employees individually against any liability, loss, damages, expenses or other costs (including attorney's fees) in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the Corporation or any of its directors, officers or employees arising out of any nomination submitted by the Eligible Stockholder pursuant to this Section 2.11, (C) comply with all laws, rules, regulations and listing standards applicable to any solicitation in connection with the annual meeting of stockholders, (D) file all materials described below in Section 2.11(g)(i)(3) with the SEC, regardless of whether any such filing is required under Exchange Act Regulation 14A, or whether any exemption from filing is available for such materials under Exchange Act Regulation 14A, and (E) provide to the Corporation prior to the annual meeting of stockholders such additional information as necessary or reasonably requested by the Corporation;

(5) in the case of a nomination by a group of stockholders or beneficial owners that together is an Eligible Stockholder, the designation by all group members of one group member that is authorized to act on behalf of all such members with respect to the nomination and matters related thereto, including withdrawal of the nomination; and

(6) the Eligible Stockholder's agreement to immediately notify the Corporation if the Eligible Stockholder ceases to own any of the Required Shares prior to the date of the applicable annual meeting of stockholders.

(f) Delivery of Stockholder Notice.

To be timely under this Section 2.11, the Stockholder Notice must be delivered by a stockholder to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 150th day prior to the first anniversary of the date (as stated in the Corporation's proxy materials) the definitive proxy statement was first sent to stockholders in connection with the preceding year's annual meeting of stockholders nor later than the close of business on the 120th day prior to such anniversary date; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after the first anniversary of the preceding year's annual meeting, or if no annual meeting was held in the preceding year, to be timely the Stockholder Notice must be so delivered not earlier than the close of business on the 150th day prior to such annual meeting and not later than the close of business on the later of the 120th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such annual meeting is first made by the Corporation. In no event shall the public announcement of an adjournment or postponement of an annual meeting of stockholders commence a new time period (or extend any time period) for the giving of a Stockholder Notice.

(g) Agreements of the Eligible Stockholder.

(i) An Eligible Stockholder shall:

(1) within five business days after the date of the Stockholder Notice, provide one or more written statements from the record holder(s) of the Required Shares and from each intermediary through which the Required Shares are or have been held, in each case during the requisite three-year holding period, specifying the number of shares that the Eligible Stockholder Owns, and has Owned continuously, in compliance with this Section 2.11;

(2) include in the Schedule 14N filed with the SEC a statement certifying that the Eligible Stockholder Owns and has Owned the Required Shares in compliance with this Section 2.11;

(3) file with the SEC any solicitation or other communication by or on behalf of the Eligible Stockholder relating to the Corporation's annual meeting of stockholders, one or more of the Corporation's directors or director nominees or any Stockholder Nominee, regardless of whether any such filing is required under Exchange Act Regulation 14A or whether any exemption from filing is available for such solicitation or other communication under Exchange Act Regulation 14A; and

(4) as to any group of funds whose shares are aggregated for purposes of constituting an Eligible Stockholder, within five business days after the date of the Stockholder Notice, provide documentation reasonably satisfactory to the Corporation that demonstrates that the funds satisfy Section 2.11(d)(ii).

(ii) The information provided pursuant to this Section 2.11(g) shall be deemed part of the Stockholder Notice for purposes of this Section 2.11.

(h) Agreements of each Stockholder Nominee.

(i) Within the time period prescribed in Section 2.11(f) for delivery of the Stockholder Notice, the Eligible Stockholder must also deliver to the Secretary a written representation and agreement (which shall be deemed part of the Stockholder Notice for purposes of this Section 2.11) signed by each Stockholder Nominee and representing and agreeing that such Stockholder Nominee:

(1) is not and will not become a party to any agreement, arrangement, or understanding with, and has not given any commitment or assurance to, any person or entity as to how such Stockholder Nominee, if elected as a director, will act or vote on any issue or question, which such agreement, arrangement, or understanding has not been disclosed to the Corporation;

(2) is not and will not become a party to any agreement, arrangement, or understanding with any person with respect to any direct or indirect compensation, reimbursement, or indemnification in connection with service or action as a Stockholder Nominee or, if elected as a director, in connection with service or action as a director, in each case, that has not been disclosed to the Corporation; and

(3) if elected as a director, will comply with the Corporation's Governance Principles, Code of Conduct, confidentiality, insider trading and stock ownership and trading policies and guidelines, and any other Corporation policies and guidelines applicable to directors.

(ii) At the request of the Corporation, the Stockholder Nominee must promptly, but in any event within five business days after such request, submit all completed and signed questionnaires required of the Corporation's directors and provide to the Corporation such other information as it may reasonably request, including such additional information as necessary to permit the Corporation to determine if each Stockholder Nominee satisfies applicable requirements of this Section 2.11, including without limitation, Section 2.11(i)(vi).

(i) Stockholder Nominees.

(i) The maximum number of Stockholder Nominees that may be included in the Corporation's proxy materials pursuant to this Section 2.11 shall not exceed the greater of (A) two or (B) 20% of the number of directors in office as of the last day on which a Stockholder Notice may be delivered pursuant to this Section 2.11 with respect to the annual meeting of stockholders, or if such calculation does not result in a whole number, the closest whole number below 20%; provided, however, that this maximum number shall be reduced, but not below zero, by the number of (1) Stockholder Nominees whose name was submitted for inclusion in the Corporation's proxy materials pursuant to this Section 2.11 but either is subsequently withdrawn or that the Board of Directors decides to nominate as a Board nominee and (2) director candidates for which the Corporation shall have received one or more valid stockholder notices (whether or not subsequently withdrawn) nominating director candidates pursuant to Section 2.7 of these By-Laws.

(ii) In the event that one or more vacancies for any reason occurs after the deadline in Section 2.11(f) for delivery of the Stockholder Notice but before the annual meeting of stockholders and the Board of Directors resolves to reduce the size of the Board of Directors in connection therewith, the maximum number shall be calculated based on the number of directors in office as so reduced.

(iii) In the event that the number of Stockholder Nominees submitted by Eligible Stockholders pursuant to this Section 2.11 exceeds the maximum number set forth in the foregoing, the Corporation shall determine which Stockholder Nominees shall be included in the Corporation's proxy materials in accordance with the following provisions: each Eligible Stockholder (or in the case of a group, each group constituting an Eligible Stockholder) will select one Stockholder Nominee for inclusion in the Corporation's proxy materials until the maximum number is reached, going in order of the amount (largest to smallest) of shares of the Corporation each Eligible Stockholder disclosed as Owned in its respective Stockholder Notice submitted to the Corporation. If the maximum number is not reached after each Eligible Stockholder (or in the case of a group, each group constituting an Eligible Stockholder) has selected one Stockholder Nominee, this selection process will continue as many times as necessary, following the same order each time, until the maximum number is reached.

(iv) Following the determination of which Stockholder Nominees shall be included in the Corporation's proxy materials, if any Stockholder Nominee who satisfies the eligibility requirements in this Section 2.11 is thereafter nominated by the Board of Directors, thereafter is otherwise not included in the Corporation's proxy materials or thereafter is not submitted for director election for any reason (including the Eligible Stockholder's or Stockholder Nominee's failure to comply with this Section 2.11), no other nominee or nominees shall be included in the Corporation's proxy materials or otherwise submitted for director election in substitution thereof.

(v) Any Stockholder Nominee who is included in the Corporation's proxy materials for a particular annual meeting of stockholders but either (1) withdraws from or becomes ineligible or unavailable for election at the annual meeting of stockholders for any reason, including for the failure to comply with any provision of these By-Laws; provided that in no event shall any such withdrawal, ineligibility or unavailability commence a new time period (or extend any time period) for the giving of a Stockholder Notice, or (2) does not receive a number of votes cast in favor of his or her election at least equal to 25% of the shares present in person or represented by proxy and entitled to vote in the election of directors, will be ineligible to be a Stockholder Nominee pursuant to this Section 2.11 for the next two annual meetings of stockholders.

(vi) Notwithstanding anything to the contrary contained in this Section 2.11, the Corporation may omit from its proxy materials any Stockholder Nominee, and such nomination shall be disregarded and no vote on such Stockholder Nominee will occur, notwithstanding that proxies in respect of such vote may have been received by the Corporation, if:

(1) (A) the Eligible Stockholder (or any member of any group of stockholders that together is such Eligible Stockholder) or Stockholder Nominee breaches any of its respective agreements, representations, or warranties set forth in the Stockholder Notice (or that are otherwise submitted pursuant to this

Section 2.11), (B) any of the information in the Stockholder Notice (or that is otherwise submitted pursuant to this Section 2.11) was not, when provided, true, correct and complete, or (C) the requirements of this Section 2.11 have otherwise not been met;

(2) the Stockholder Nominee (A) is not an "independent director" for purposes of membership of the Board of Directors or any committee thereof under applicable law, the rules of any U.S. exchange upon which the shares of the common stock of the Corporation are listed, or any publicly-disclosed corporate governance guidelines or committee charter of the Corporation, (B) does not qualify as a "non-employee director" under Exchange Act Rule 16b-3, or as an "outside director" for the purposes of Section 162(m) of the Internal Revenue Code (or any successor provision), (C) is a party to any agreement, arrangement or understanding with any person or entity that would compromise the Stockholder Nominee's ability to fulfill their fiduciary duties as an independent director, (D) is or has been, within the past three years, an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914, as amended, (E) is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in a criminal proceeding within the past 10 years, or (F) is subject to any order of the type specified in Rule 506(d) of Regulation D promulgated under the Securities Act of 1933, as amended; or

(3) the election of the Stockholder Nominee to the Board of Directors would cause the Corporation to be in violation of the Certificate of Incorporation, these By-Laws, any applicable state or federal law, rule, or regulation or any applicable listing standard.

(j) Additional Provisions.

(i) The Board of Directors (and any other person or body authorized by the Board of Directors) shall have the power and authority to interpret this Section 2.11 and to make any and all determinations necessary or advisable to apply this Section 2.11to any persons, facts or circumstances, including the power to determine (1) whether one or more stockholders or beneficial owners qualifies as an Eligible Stockholder, (2) whether a Stockholder Notice satisfies the requirements of this Section 2.11, (3) whether a Stockholder Nominee satisfies the qualifications and requirements in this Section 2.11, and (4) whether any and all other requirements of this Section 2.11 have been satisfied; provided that, if any determination must be made at the annual meeting of stockholders, the Chairman of the meeting shall have the power and authority to make such determination, unless otherwise determined by the Board of Directors. Any such interpretation or determination adopted in good faith by the Board of Directors (or any other person or body authorized by the Board of Directors) or the Chairman of the meeting, as the case may be, shall be binding on all persons, including the Corporation and its stockholders (including any beneficial owners).

(ii) Notwithstanding the foregoing provisions of this Section 2.11, unless otherwise required by law or otherwise determined by the Board of Directors, if (1) the Eligible Stockholder, or (2) a qualified representative of the Eligible Stockholder does not appear at the annual meeting of stockholders of the Corporation to present its Stockholder Nominee or Stockholder Nominees, such nomination or nominations shall be disregarded, and no vote on such Stockholder Nominee or Stockholder Nominees will occur, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 2.11, to be considered a qualified representative of the Eligible Stockholder, a person must be authorized by a writing executed by such Eligible Stockholder or an electronic transmission delivered by such Eligible Stockholder to act for such Eligible Stockholder as proxy at the annual meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the annual meeting of stockholders.

(iii) In the event that any information or communications provided by the Eligible Stockholder or any Stockholder Nominees to the Corporation or its stockholders is not, when provided, or thereafter ceases to be, true, correct and complete in all material respects (including omitting a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading), each Eligible Stockholder or Stockholder Nominee, as the case may be, shall promptly notify the Secretary of the Corporation and provide the information that is required to make such information or communication true, correct, complete and not misleading; it being understood that providing any such notification shall not be deemed to cure any such defect or limit the Corporation's right to omit a Stockholder Nominee from its proxy materials pursuant to this Section 2.11.

(iv) Notwithstanding anything to the contrary contained in this Section 2.11, the Corporation may omit from its proxy materials any information or Statement (or portion thereof) that it, in good faith, believes would violate any applicable law, rule, regulation or listing standard. Nothing in this Section 2.11 shall limit the ability of the Corporation to solicit proxies against any Stockholder Nominee or to include in its proxy materials its own statements or any other additional information relating to any Eligible Stockholder or Stockholder Nominee.

ARTICLE III
Board of Directors

Section 3.1. General Powers. The business and affairs of the Corporation shall be managed under the direction of the Board. In addition to the powers and authorities by these By-Laws expressly conferred upon them, the Board may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-Laws required to be exercised or done by the stockholders.

Section 3.2. Chairman of the Board. The Chairman of the Board shall be chosen from among the directors. The Chairman of the Board shall preside at all meetings of the stockholders and of the Board and shall have such powers and perform such duties as the Board may from time to time determine. The Chairman of the Board may but need not be an officer of or employed in an executive or other capacity by the Corporation. The Board also may elect a Vice-Chairman to act in place of the Chairman upon his or her absence or inability to act.

Section 3.3. Number and Tenure. Except as otherwise fixed by or pursuant to the provisions of Article IV of the Certificate of Incorporation relating to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect additional directors under specified circumstances, the number of the directors of the Corporation shall be as set forth in, and fixed from time to time exclusively in the manner set forth in, Article VI of the Certificate of Incorporation.

Section 3.4. Regular Meetings. A regular meeting of the Board shall be held without other notice than this By-Law immediately after, and at the same place as, the annual meeting of stockholders. The Board may, by resolution, provide the time and place for the holding of additional regular meetings without other notice than such resolution.

Section 3.5. Special Meetings. Special meetings of the Board shall be called at the request of the Chairman of the Board, the Chief Executive Officer, the President or a majority of the Board then in office. The person or persons authorized to call special meetings of the Board may fix the place and time of the meetings.

Section 3.6. Notice. Notice of any special meeting of directors shall be given to each director at such person's business or residence in writing by hand delivery, first-class or overnight mail, courier service or facsimile transmission, or orally by telephone. If mailed by first-class mail, such notice shall be deemed adequately delivered when deposited in the United States mails so addressed, with postage thereon prepaid, at least 5 calendar days before such meeting. If by overnight mail or courier service, such notice shall be deemed adequately delivered when the notice is delivered to the overnight mail or courier service company at least 24 hours before such meeting. If by facsimile transmission, such notice shall be deemed adequately delivered when the notice is transmitted at least 12 hours before such meeting. If by telephone or by hand delivery, the notice shall be given at least 12 hours prior to the time set for the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board need be specified in the notice of such meeting, except for amendments to these By-Laws, as provided under Section 8.1. A meeting may be held at any time without notice if all the directors are present or if those not present waive notice of the meeting either before or after such meeting.

Section 3.7. Action by Consent of Board of Directors. Any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

Section 3.8. Conference Telephone Meetings. Members of the Board or any committee thereof may participate in a meeting of the Board or such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such meeting.

Section 3.9. Quorum. Subject to Section 3.10, a whole number of directors equal to at least a majority of the Whole Board shall constitute a quorum for the transaction of business, but if at any meeting of the Board there shall be less than a quorum present, a majority of the directors present may adjourn the meeting from time to time without further notice. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board. The directors present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough directors to leave less than a quorum.

Section 3.10. Vacancies. Except as otherwise provided for or fixed by or pursuant to the provisions of Article IV of the Certificate of Incorporation relating to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect directors under specified circumstances, newly created directorships resulting from any increase in the number of Directors and any vacancies on the Board resulting from death, resignation, disqualification, removal or other cause shall be filled in accordance with, and any director elected to such newly created directorships shall hold office in accordance with, Article VI of the Certificate of Incorporation. No decrease in the number of directors constituting the Board shall shorten the term of any incumbent director.

Section 3.11. Committees. (a) The Board, by resolution adopted by a majority of the Whole Board, may designate one or more committees which, to the extent permitted by law, may exercise such powers and have such responsibilities as shall be specified in the designating resolution. Each committee shall consist of two or more directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of any member of such committee or committees, the member or members thereof present at any meeting and not disqualified from voting, whether or not constituting a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member.

Each committee shall keep written minutes of its proceedings and shall report such proceedings to the Board when required.

(b) A majority of any committee may determine its action and fix the time and place of its meetings, unless the Board shall otherwise provide. Notice of such meetings shall be given to each member of the committee in the manner provided for in Section 3.6 of these By-Laws. The Board shall have power at any time to fill vacancies in, to change the membership of, or to dissolve any such committee. Nothing herein shall be deemed to prevent the Board from appointing one or more committees consisting in whole or in part of persons who are not directors of the Corporation; *provided, however,* that no such committee shall have or may exercise any authority of the Board.

Section 3.12. Removal. Any director may be removed from office only in accordance with Article VI of the Certificate of Incorporation.

Section 3.13. Records. The Board shall cause to be kept a record containing the minutes of the proceedings of the meetings of the Board and of the stockholders, appropriate stock books and registers and such books of records and accounts as may be necessary for the proper conduct of the business of the Corporation.

ARTICLE IV
Officers

Section 4.1. Elected Officers. The elected officers of the Corporation shall be a Chief Executive Officer, a Chief Financial Officer, a Secretary, a Treasurer, and such other officers (including, without limitation, a President, Senior Vice Presidents and Executive Vice Presidents and Vice Presidents) as the Board from time to time may deem proper. The Chief Executive Officer shall be a director. All officers elected by the Board shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article IV. Such officers shall also have such powers and duties as from time to time may be conferred by the Board or by any committee thereof. The Board or any committee thereof may from time to time elect, or the Chief Executive Officer or President may appoint, such other officers (including one or more Vice Presidents, Controllers, Assistant Secretaries and Assistant Treasurers), as may be necessary or desirable for the conduct of the business of the Corporation. Such other officers and agents shall have such duties and shall hold their offices for such terms as shall be provided in these By-Laws or as may be prescribed by the Board or such committee or by the Chief Executive Officer or President, as the case may be. A person may hold any number of offices of the Corporation at any one time except as prohibited by law.

Section 4.2. Election and Term of Office. The elected officers of the Corporation shall be elected annually by the Board at the regular meeting of the Board held after the annual meeting of the stockholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as convenient. Each officer shall hold office until such person's successor shall have been duly elected and shall have qualified or until such person's death or until such person shall resign or be removed pursuant to Section 4.9.

Section 4.3. Chief Executive Officer. The Chief Executive Officer shall be responsible for the general management of the affairs of the Corporation and shall have such powers and perform all duties incidental to such person's office which may be required by law and all such other duties as the Board may from time to time determine. The Chief Executive Officer shall make reports to the Board and the stockholders, and shall see that all orders and resolutions of the Board and of any committee thereof are carried into effect.

Section 4.4. Chief Financial Officer. The Chief Financial Officer shall be the principal financial officer of the Corporation and shall have such powers and shall perform such duties as may be assigned from time to time by the Board or the Chief Executive Officer.

Section 4 5. President. The President, if any, shall act in a general executive capacity and shall assist the Chief Executive Officer in the administration and operation of the Corporation's business and general supervision of its policies and affairs and shall have such powers and perform such other duties as the Board or the Chief Executive Officer may from time to time determine.

Section 4.6. Vice Presidents. Each Senior Vice President and Executive Vice President and any Vice President shall have such powers and shall perform such duties as may be assigned from time to time by the Board or the Chief Executive Officer.

Section 4.7. Treasurer. The Treasurer shall exercise general supervision over the receipt, custody and disbursement of corporate funds. The Treasurer shall cause the funds of the Corporation to be deposited in such banks as may be authorized by the Board, or in such banks as may be designated as depositories in the manner provided by resolution of the Board. The Treasurer shall have such further powers and duties and shall perform such other duties as may be assigned from time to time by the Board, the Chief Executive Officer, the President, if any, or the Chief Financial Officer.

Section 4.8. Secretary. (a) The Secretary shall keep or cause to be kept in one or more books provided for that purpose, the minutes of all meetings of the Board, the committees of the Board and the stockholders; the Secretary shall see that all notices are duly given in accordance with the provisions of these By-Laws and as required by law; shall be custodian of the records and the seal of the Corporation and affix and attest the seal to all stock certificates of the Corporation (unless the seal of the Corporation on such certificates shall be a facsimile, as hereinafter provided) and affix and attest the seal to all other documents to be executed on behalf of the Corporation under its seal; and shall see that the books, reports, statements, certificates and other documents and records required by law to be kept and filed are properly kept and filed; and shall have such powers and perform all the duties incident to the office of Secretary and such other duties as may be assigned from time to time by the Board, the Chief Executive Officer or the President.

(b) Assistant Secretaries shall have such of the authority and perform such of the duties of the Secretary as may be provided in these By-Laws or assigned to them by the Board, the Chief Executive Officer or the Secretary. During the Secretary's absence or inability, the Secretary's authority and duties shall be performed by such Assistant Secretary or Assistant Secretaries as the Board, the Chief Executive Officer, the President or the Secretary may designate.

Section 4.9. Removal. Any officer elected, or agent appointed, by the Board may be removed by the affirmative vote of a majority of the Whole Board whenever, in their judgment, the best interests of the Corporation would be served thereby. Any officer or agent appointed by the Chief Executive Officer or the President may be removed by such person or a majority of the Whole Board whenever, in such person's or the Whole Board's judgment, the best interests of the Corporation would be served thereby. No elected officer shall have any contractual rights against the Corporation for compensation by virtue of such election beyond the date of the election of such person's successor, such person's death, such person's resignation or such person's removal, whichever event shall first occur, except as otherwise provided in an employment contract or under an employee deferred compensation plan.

Section 4.10. Vacancies. A newly created elected office and a vacancy in any elected office because of death, resignation, or removal may be filled by the Board for the unexpired portion of the term at any meeting of the Board. Any vacancy in an office appointed by the Chief Executive Officer or the President because of death, resignation, or removal may be filled by the Chief Executive Officer or the President.

ARTICLE V
Stock Certificates and Transfers

Section 5.1. Stock Certificates and Transfers. (a) The interest of each stockholder of the Corporation shall be evidenced by certificates for shares of stock in such form as the appropriate officers of the Corporation may from time to time prescribed unless the Board shall by resolution provide that some or all or any class or series of stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until the certificate is surrendered to the Corporation. Notwithstanding the adoption of any resolution providing for uncertificated shares, every holder of stock represented by certificates and upon request every holder of uncertificated shares shall be entitled to have a certificate signed by, or in the name of the Corporation by, the Chairman or Vice-Chairman, if any, of the Board, or the President or any Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary, representing the number of shares registered in certificated form.

(b) The shares of the stock of the Corporation shall be transferred on the books of the Corporation by the holder thereof in person or by such person's attorney, upon surrender for cancellation of certificates for at least the same number of shares, with an assignment and power of transfer endorsed thereon or attached thereto, duly executed, with such proof of the authenticity of the signature as the Corporation or its agents may reasonably require. The certificates of stock shall be signed, countersigned and registered in such manner as the Board may by resolution prescribe, which resolution may permit all or any of the signatures on such certificates to be in facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

Section 5.2. Lost, Stolen or Destroyed Certificates. No certificate for shares of stock in the Corporation shall be issued in place of any certificate alleged to have been lost, destroyed or stolen, except on production of such evidence of such loss, destruction or theft and on delivery to the Corporation of a bond of indemnity in such amount, upon such terms and secured by such surety, as the Board or any financial officer may in its or such person's discretion require.

ARTICLE VI
Miscellaneous Provisions

Section 6.1. Fiscal Year. The fiscal year of the Corporation shall begin on the first day of January and end on the thirty-first day of December of each year.

Section 6.2. Dividends. The Board may from time to time declare, and the Corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and the Certificate of Incorporation.

Section 6.3. Seal. The corporate seal shall have inscribed thereon the words "Corporate Seal," the year of incorporation and around the margin thereof the words "Delaware."

Section 6.4. Waiver of Notice. Whenever any notice is required to be given to any stockholder or director of the Corporation under the provisions of the DGCL or these By-Laws, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at, nor the purpose of, any annual or special meeting of the stockholders or the Board or committee thereof need be specified in any waiver of notice of such meeting.

Section 6.5. Audits. The accounts, books and records of the Corporation shall be audited upon the conclusion of each fiscal year by an independent certified public accountant selected by the Board, and it shall be the duty of the Board to cause such audit to be done annually.

Section 6.6. Resignations. Any director or any officer, whether elected or appointed, may resign at any time by giving written notice of such resignation to the Chairman of the Board, the Chief Executive Officer, the President, or the Secretary. Any such resignation shall be deemed to be effective as of the close of business on the date said notice is received by the Chairman of the Board, the Chief Executive Officer, the President, or the Secretary, or at such later time as is specified therein. No formal action shall be required of the Board, any officer or the stockholders to make any such resignation effective.

ARTICLE VII
Contracts, Proxies, Etc.

Section 7.1. Contracts. Except as otherwise required by law, the Certificate of Incorporation, a Preferred Stock Designation, or these By-Laws, any contracts or other instruments may be executed and delivered in the name and on the behalf of the Corporation by such officer or officers of the Corporation as the Board may from time to time direct. Such authority may be general or confined to specific instances as the Board may determine. The Chief Executive Officer, the President or any Senior Vice President, Executive Vice President or Vice President may execute bonds, contracts, deeds, leases and other instruments to be made or executed for or on behalf of the Corporation. Subject to any restrictions imposed by the Board or the Chief Executive Officer, the President or any Senior Vice President, Executive Vice President or Vice President of the Corporation may delegate contractual powers to others under such person's jurisdiction, it being understood, however, that any such delegation of power shall not relieve such officer of responsibility with respect to the exercise of such delegated power.

Section 7.2. Proxies. Unless otherwise provided by resolution adopted by the Board, the Chief Executive Officer, the President, the Chief Financial Officer or any Senior Vice President, Executive Vice President or Vice President may from time to time appoint an attorney or attorneys or agent or agents of the Corporation, in the name and on behalf of the Corporation, to cast the votes which the Corporation may be entitled to cast as the holder of stock or other securities in any other corporation, any of whose stock or other securities may be held by the Corporation, at meetings of the holders of the stock or other securities of such other corporation, or to consent in writing, in the name of the Corporation as such holder, to any action by such other corporation, and may instruct the person or persons so appointed as to the manner of casting such votes or giving such consent, and may execute or cause to be executed in the name and on behalf of the Corporation and under its corporate seal or otherwise, all such written proxies or other instruments as he may deem necessary or proper in the premises.

ARTICLE VIII
Amendments

Section 8.1. Amendments. The By-Laws may be altered or repealed and new By-Laws may be adopted (1) at any annual or special meeting of stockholders by the affirmative vote of the holders of shares of Common Stock in accordance with Articles IV and VII of the Certificate of Incorporation; *provided, however,* that, in the case of any such stockholder action at a special meeting of stockholders, notice of the proposed alteration, repeal or adoption of the new By-Law or By-Laws must be contained in the notice of such special meeting, or (2) by the affirmative vote of a majority of the Whole Board.

ARTICLE IX
Forum for Adjudication of Certain Disputes

Section 9.1. Forum for Adjudication of Certain Disputes. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of fiduciary duty owed by any director, officer or employee of the Corporation to the Corporation or the Corporation's stockholders, (c) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware or the Certificate of Incorporation or these By-Laws (as either may be amended from time to time), or (d) any action asserting a claim governed by the internal affairs doctrine, provided, however, that, if the Court of Chancery of the State of Delaware lacks jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 1 of Article IX of these By-Laws.